EXHIBIT 4.8

LEASE TERMINATION AGREEMENT

          This Agreement made and entered as of the 26th day of September, 2002 (but effective as of the Termination Date hereinafter set forth), by and between AREL COMMUNICATIONS AND SOFTWARE, LTD. (“Tenant”), and ROLLING MEADOWS DELAWARE, INC., a Delaware corporation (“Landlord”).

          A.         Landlord and Tenant’s predecessor-in-interest, W2Com, LLC, entered into that certain Lease dated as of May 18, 1999 (hereinafter referred to as the “Lease”) for premises (the “Premises”) described as Suite 400, containing approximately 4,251 rentable square feet and located in the West Tower of the property (the “Property”) known as The Meadows Corporate Center, located at 2850 West Gold Road, Rolling Meadows, Illinois.

          B.         The parties mutually desire to terminate the Lease on and subject to the terms and conditions hereof.

          NOW THEREFORE, in consideration of the mutual terms and conditions herein contained, the parties hereby agree as follows:

          1.          Termination.  The Term of the Lease is hereby amended to terminate and expire on September 30, 2002 (the “Termination  Date”).

          2.          Surrender of Premises.  Tenant shall have the right to occupy the Premises until the end of the business day on October 25, 2002 (the “Surrender Date”) for the purpose of cleaning up and removing its property from the Premises.  Tenant shall vacate and surrender possession of the Premises to the Landlord by the Surrender Date.

          3.          Payments.  Tenant shall continue to pay all rental and other charges under the Lease through the Termination Date, all of which shall be prorated on a per diem basis.  Any undetermined charges caused by Tenant neglect may be billed to Tenant when determined (and Tenant’s obligation to pay the same shall survive termination of the Lease), or Landlord may reasonably estimate such charges and require that Tenant pay the same within thirty (30) days after Landlord bills the same, subject to adjustment after the actual charges have been determined.

                       As additional consideration for this Agreement, and to help cover Landlord’s administrative, processing and legal fees and reimburse Landlord for any loss of rentals from the Premises as a result of this Agreement:

                       (a)          Tenant hereby transfers and assigns to Landlord the Security Deposit under the Lease in the amount of Eleven Thousand and No/100 Dollars ($11,000.00).

                       (b)          Tenant shall pay to Landlord the amount of One Hundred Ten Thousand and No/100 Dollars ($110,000.00) no later than October 11, 2002, by wire transfer of immediately available federal funds to a bank account designated by Landlord.

          4.          Compliance With Lease; Removal of Tenant’s Property.  Tenant shall fully comply with all obligations under the Lease through the Termination Date (except for Tenant’s obligation to pay rentals and other charges under the Lease which shall cease after the Termination Date), including those provisions relating to the condition of the Premises, and removal of Tenant’s property, and Tenant shall remove from, or leave upon, the Premises all fixtures, equipment, improvements and personal property as provided in the Lease.

          5.          Release.  In consideration of Landlord releasing Tenant from the obligation to pay the balance of the rentals due under the Lease and executing this Agreement, and in consideration of Tenant’s agreement to pay the amounts described in Paragraph 3 and the representations and other agreements herein contained, Landlord and Tenant hereby release and forever discharge each other, and their respective partners, officers, directors, agents, trustees, beneficiaries, and employees, of and from any and all claims, acts, damages, demands, rights of action and causes of action which each party ever had, now has, or in the future may have, against the other, arising from or in any way connected with Lease, or Landlord’s management or operation of the Property, except for: (i) those obligations and liabilities of the parties expressly contained therein, (ii) those obligations of Tenant reinstated pursuant to the provisions hereof, and (iii) any obligations or liabilities of Tenant occurring, accruing or relating to the period prior to the Surrender Date hereof.  This release is intended as a full settlement and compromise of each, every and all of claims of every kind and nature, except as set forth above.

          6.          Holding Over In Premises.  Tenant shall pay Landlord 200% of the amount of Rent applicable, prorated on a per square foot basis to reflect the rentable square footage of the Premises, for each day Tenant shall retain possession of the Premises or any part thereof after the Surrender Date, together with all damages sustained by Landlord on account thereof.  Tenant shall pay such amounts on demand, and in the absence of demand monthly in advance.  The foregoing provisions, and Landlord’s acceptance of any such amounts, shall not serve as permission for Tenant to hold-over, nor serve to extend the Surrender Date (although Tenant shall remain a tenant-at-sufferance bound to comply with all provisions of this Lease applicable to the Premises during any time Tenant retains possession thereof).  Landlord shall have the right, at any time after the Surrender Date, to reenter and possess the Premises and remove all property and persons therefrom, and Landlord shall have such other remedies for holdover as may be available to Landlord under the Lease or applicable Laws.

          7.          Representations and Warranties.  Tenant represents and warrants that it has full power and authority to execute this Agreement, and that it has not made any assignment, sublease, transfer, conveyance or other disposition of the Lease or any interest in the lease or the Premises, and has no knowledge of any existing or threatened claim, demand, obligation, liability, action or cause of action arising from or in any manner connected with the Lease or the Premises by any other party.  Tenant represents that Tenant has not, at any time, done or suffered, and will not do or suffer, any act or thing whereby the Premises or any part thereof are or may be in any way charged, affected or covered by any lien or claim, and shall indemnify and hold Landlord harmless from all liability, expenses, damages or costs arising from same, including without limitation attorney’s fees.  Tenant acknowledges that Landlord will be relying on this Agreement in entering leases for the Premises with other parties.

          8.          Miscellaneous.  Warranties, representations, agreements, and obligations contained in this Agreement shall survive the execution and delivery of this Agreement and shall survive any and all performances in accordance with this Agreement.  This Agreement may be executed in any number of counterparts which together shall constitute the Agreement.  If any Party obtains a judgment against any other party by reason of breach of this Agreement, reasonable attorney’s fees as fixed by the court shall be included in such judgment.  This Agreement and the terms and provision hereof shall inure to the benefit of and be binding upon the heirs, successors and assigns of the parties.  This Agreement shall be construed and enforced in accordance with the laws of the state in which the Property is located.

          9.          Confidentiality.  The Parties shall keep the content and all copies of this document and the Lease, all related documents, and all proposals, materials, information and matters relating thereto strictly confidential, and shall not disclose, disseminate or distribute any of the same, or permit the same to occur, with respect to any party other than the parties’ financial or legal advisors to the extent that they need such information to advise the Parties (and the Parties’ shall obligate any such other parties to whom disclosure is permitted to honor the confidentiality provisions hereof), except as may be required by Law or court proceedings.

          10.          Real Estate Brokers.  Tenant represents and warrants that tenant has not dealt with any broker, agent or finder in connection with this Agreement, and agrees to indemnify and hold Landlord, and it employees, agents and affiliates harmless from all damages, judgments, liabilities and expenses (including reasonable attorneys’ fees) arising from any claims or demands of any other broker, agent or finder with whom Tenant has dealt for any commission or fee alleged to be due in connection with this Agreement.

          11.          Consent.  This Agreement is subject to and conditioned upon, any required consent or approval being granted without any fee, charge or condition that is unacceptable to Landlord or Tenant, by Landlord’s mortgages, ground lessors or partners.  If any such consents shall be denied or granted subject to the payment of unacceptable fees, charges or conditions, the Lease shall remain in full force and effect, without the modifications provided herein.

          12.          Violations.  If Tenant shall violate any provision hereof, or if Tenant’s representations herein shall be false or materially misleading, Landlord shall have the right to declare this Agreement null and void, and to reinstate the Lease, in addition to, and not in lieu of, any other rights or remedies available to Landlord.  If Landlord shall violate any provision hereof, Tenant shall have the right to seek any and all remedies available to Tenant under governing law.

          13.          Offer.  The submission and negotiation of this Agreement shall not be deemed an offer to enter the same by Landlord, but the solicitation of such an offer by Tenant.  Tenant agrees that its execution of this Agreement constitutes a firm offer to enter the same which may not be withdrawn for a period of 45 days after delivery to Landlord.  During such period, Landlord may proceed in reliance thereon, but such acts shall not be deemed an acceptance of Tenant’s offer to enter this Agreement, and such acceptance shall be evidenced only by Landlord signing and delivering this Agreement to Tenant.

          14.          Whole Agreement.  This Agreement sets forth the entire agreement between the parties with respect to the matters set forth herein.  There have been no additional oral or written representations or agreements.  In case of any inconsistency between the provisions of the Lease and this Agreement, the latter provisions shall govern and control.

          IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the day and year first above written.

LANDLORD:

ROLLING MEADOWS DELAWARE, INC.,
a Delaware corporation

By:	/S/ FRITTSY MOSSHART
Name:	Frittsy Mosshart
Title:	Authorized Signatory

By:	/S/ JOSEPH A. GORDON
Name:	Joseph A. Gordon
Title:	Authorized Signatory

TENANT:

AREL COMMUNICATIONS AND SOFTWARE, LTD.

By:	/S/ BRIAN KOHR
Name:	Brian Kohr
Title:	Controller